                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                 Amendment No. 3
                                       to
                                Schedule 14D-1/A

                       Tender Offer Statement Pursuant to
                             Section 14(d)(1) of the
                       Securities and Exchange Act of 1934
                                       and
                                 Schedule 13D/A
                    under the Securities Exchange Act of 1934
                    -----------------------------------------

                            LUMEN TECHNOLOGIES, INC.
                            ------------------------
                            (Name of Subject Company)

                                   EG&G, INC.

                             LIGHTHOUSE WESTON CORP.
                             -----------------------
                                    (Bidders)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   550242 10 1
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                               Murray Gross, Esq.
                Senior Vice President, General Counsel and Clerk
                                   EG&G, Inc.
                                45 William Street
                         Wellesley, Massachusetts 02481
                                 (781) 237-5100

                                    Copy to:

                             David E. Redlick, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000
        -----------------------------------------------------------------
        (Names, Addresses, and Telephone Numbers of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                            -----------------------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

Transaction Valuation: $194,337,186*            Amount of Filing Fee $38,867.44*

--------------------------------------------------------------------------------

* For purposes of calculating fee only. This amount assumes the purchase of 25,075,766 shares of common stock of Lumen Technologies, Inc. (the "Shares"), at a price per Share of $7.75 in cash. Such number of Shares represents all of the Shares outstanding as of October 21, 1998, plus the number of Shares issuable upon the exercise of all outstanding options and the outstanding principal amount of all convertible notes.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

[x] Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:  $38,867.44

     Form or Registration Number:  Schedule 14D-1

     Filing Party:  Lighthouse Weston Corp. and EG&G, Inc.

     Date Filed:  October 27, 1998

     This Amendment No. 3 to Tender Offer Statement on Schedule 14D-1/A ("Amendment No. 3") relates to the offer by Lighthouse Weston Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of EG&G, Inc., a Massachusetts corporation (the "Parent"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Lumen Technologies, Inc., a Delaware corporation (the "Company"), at a price of $7.75 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission on October 27, 1998, as amended by Amendment No. 1 thereto dated October 30, 1998 and Amendment No. 2 thereto dated November 6, 1998 (the "Original Statement").

        The Original Statement is amended as follows:

ITEM 10. ADDITIONAL INFORMATION.

     The information set forth in Item 10 (f) is hereby amended and supplemented by the following:

     The information set forth in Section 7 (Certain Information Concerning the Company) of the Offer to Purchase is hereby amended and restated in its entirety as follows:

     "7. Certain Information Concerning the Company.

     Except as otherwise set forth herein, the information concerning the Company set forth in this Section 7 and elsewhere in this Offer to Purchase has been furnished by the Company or has been taken from, or is based upon, publicly available documents on file with the Commission and other public sources. Stockholders are urged to review the publicly available information concerning the Company before acting on the Offer. Although neither the Parent nor the Purchaser has any knowledge of any facts that would indicate that any statements contained herein which are based on such documents are untrue, neither the Parent nor the Purchaser takes any responsibility for the accuracy or completeness of the information concerning the Company furnished by the Company or contained in such documents or herein or for any failure by the Company to disclose events which may have occurred and which may have affected or may affect the significance or accuracy of any such information but that are unknown to the Parent or the Purchaser.

      General. The Company, a Delaware corporation, is a developer, manufacturer and marketer of specialty light sources and related products for markets requiring advanced optical technologies. The Company's products are used in a variety of applications, including high-intensity illumination systems and mini-systems that incorporate lamps, optics and electronic systems. The Company's products are found in the medical, industrial, aerospace, scientific, entertainment, semiconductor and military industries. The Company was the surviving corporation of the March 1998 merger of the BEC Group, Inc. and ILC Technology Inc. ("ILC"). The Company operates through two primary divisions:
ORC Technologies and ILC Technology. The principal executive offices of the Company are located at 555 Theodore Fremd Avenue, Rye, New York 10580.

     The Company is subject to the disclosure requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. In addition, the Company has filed a statement on
Schedule 14D-9 regarding its recommendation to the Company's stockholders with respect to the Offer. Such reports, proxy statements, Schedule 14D-9 and other information are available for inspection at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and should also be available for inspection at the regional offices of the Commission located at Seven World Trade Center, 13th floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains an internet site (http://www.sec.gov) that contains reports, proxy statements and other information, including the Schedule 14D-9, regarding the Company. In addition, certain material filed by the Company may also be available for inspection at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, 10005.

     Financial Information. Set forth below is certain selected consolidated financial information with respect to the Company and its subsidiaries excerpted or derived from the audited consolidated financial statements contained in the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1997, and the unaudited financial statements contained in the Company's Quarterly Report on Form 10-Q for the quarter and six months ended June 30, 1998 (collectively, the "Company Reports"). All share and per share information has been restated to give effect to reverse stock splits effected May 3, 1996 and March 11, 1998. More comprehensive financial information is included in the Company Reports and in other documents filed by the Company with the Commission from time to time (which may be inspected or obtained in the manner set forth above), and the following financial information is qualified in its entirety by reference to the Company Reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

                            LUMEN TECHNOLOGIES, INC.

                 SELECTED CONSOLIDATED FINANCIAL INFORMATION(1)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                YEARS ENDED                    SIX MONTHS
                                                                DECEMBER 31,                  ENDED JUNE 30,
                                                          ------------------------       ------------------------
                                                             1997           1996            1998           1997
                                                          ---------       --------       ---------       --------
STATEMENT  OF OPERATIONS
INFORMATION:

Net Sales ........................................        $  48,128       $ 42,574       $  68,929       $ 23,164

Cost of sales ....................................           30,603         25,676          47,677         14,855
                                                          ---------       --------       ---------       --------

     Gross profit ................................           17,525         16,898          23,308          8,978

Selling, general and administrative expenses .....           10,905         10,020          15,061          5,056

Special charges and spinoff expenses .............            9,571            --           16,704             --

Interest expense .................................            3,458          2,942           2,604          1,705

Other expense (income) ...........................           (1,102)        (1,378)             86           (740)
                                                          ---------       --------       ---------       --------

     Income (loss) from continuing operations ....           (5,307)         5,314         (11,147)         2,957

Provision for (benefit from) income taxes ........           (1,656)         1,870             463            926

Minority interests ...............................               --             --             115             --
                                                          ---------       --------       ---------       --------

Income (loss) from continuing operations .........           (3,651)         3,444         (11,725)         2,031

Income (loss) from discontinued operations(2) ....           (1,282)        79,312            (685)            18
                                                          ---------       --------       ---------       --------
Net income (loss) ................................        $  (4,933)      $ 82,756       $ (12,411)      $  2,049
                                                          =========       ========       =========       ========
PER SHARE INFORMATION:

Basic earnings (loss) per share:

     From continuing operations ..................        $   (0.44)      $   0.40       $   (0.73)      $   0.23

     From discontinued operations ................            (0.15)          9.29           (0.04)            --
                                                                          --------       ---------       --------

                                                          $   (0.59)      $   9.69       $   (0.77)      $   0.23
                                                          =========       ========       =========       ========
Diluted earnings (loss) per share:

     From continuing operations ..................       $   (0.44)      $   0.40       $   (0.73)      $   0.23

     From discontinued operations ................           (0.15)          9.22           (0.04)             --
                                                          ---------       --------       ---------       --------

                                                          $   (0.59)      $   9.62       $   (0.77)      $   0.23
                                                          =========       ========       =========       ========

BALANCE SHEET INFORMATION:

Working capital ..................................        $  34,337       $  2,385       $   2,534       $  3,982

                                                                YEARS ENDED                    SIX MONTHS
                                                                DECEMBER 31,                  ENDED JUNE 30,
                                                          ------------------------       ------------------------
                                                             1997           1996            1998           1997
                                                          ---------       --------       ---------       --------
Total assets ............................                  119,689         75,071         150,854         79,255

Long-term debt ..........................                   31,349          3,597           8,404          3,482

Convertible subordinated debt ...........                   23,742         21,922          14,944         22,941

Other long term liabilities .............                    8,307         10,754           7,570          9,656

Mandatorily redeemable preferred stock ..                    9,294             --              --             --

Stockholders' equity ....................                $   3,163       $  7,604       $  31,882       $  9,802

---------------
(1) Reflects the actual historical financial results of the Company for the indicated periods. These financial results should be read in conjunction with the Company's financial statements and related notes set forth in the Company Reports. The Company acquired ILC on March 12, 1998. The acquisition was accounted for as a purchase in accordance with APB No. 16 and accordingly, the results of operations of ILC are included in the Company's financial results from March 12, 1998. Additionally, as of January 1, 1998, the Company increased its effective common stock ownership of Voltarc Technologies Inc. ("Voltarc") to 50%. Accordingly, the Company has consolidated the results of operations and balance sheet of Voltarc from that date. The Voltarc investment was previously accounted for on the equity method.

(2) Discontinued operations reflect the results of (a) Bolle, which was spunoff to the Company's stockholders on March 11, 1998, (b) the subsidiaries of the Company comprising the Company's Foster Grant Group, which was sold by the Company on December 12, 1996, and (c) the Omega Group, the wholesale optical laboratory business of the Company's predecessor, and Orcolite, the lens manufacturing business of the Company's predecessor, which were sold by the Company on May 3, 1996.

     On October 26, 1998, the Company issued a press release summarizing the Company's financial results for the third quarter and the nine months ended September 30, 1998. In the press release, the Company reported:

         (i) for the third quarter ended September 30, 1998, net sales of $37.0 million, compared to 1997 net sales of $12.1 million; operating profit of $3.5 million, compared to 1997 operating profit of $1.0 million; and net income from continuing operations of $2.3 million, or $0.11 per share, compared to $0.7 million, or $0.08 per share, in 1997; and

         (ii) for the nine months ended September 30, 1998, net sales of $105.9 million, compared to 1997 net sales of $35.2 million; and net loss of $10.1 million, or $(0.57) per share, compared to net income of $3.1 million, or $0.35 per share, in 1997.

     The Company also noted in the press release that period to period results were not comparable due to transactions undertaken by Lumen during 1998 and that the results for the nine months ended September 30, 1998 reflected nonrecurring, non-cash charges of $16.7 million related to the merger and spin-off recorded in the first quarter of 1998.

     During the course of discussions between the Parent and the Company that led to the execution of the Merger Agreement (see Section 10), the Parent had access to certain non-public business and financial information about the Company. As part of this information, the Parent had access to (i) in June 1998, a statement of operations for 1998 through 2000, (ii) in September 1998, an updated statement of operations for 1998 and (iii) in October 1998, a statement of operations for 1998 thorough 2002 (the original date of preparation of which was earlier than the dates of preparation of the information made available to the Parent in June 1998 and September 1998). The Company has advised the Parent that these statements of operations were prepared at different times, and that for periods after

1998, such statements of operations were based on numerical extrapolations of the Company's pro forma results for year to date 1998 and calendar 1997. The Company has also advised the Parent that such extrapolated statements of operations were not based on any detailed forecast of the Company for such future periods, or on any consideration of trends, changes in market conditions, or any other relevant factors. With respect to 1998, 1999 and 2000, the most recently prepared of such extrapolated statements of operations indicated net sales for 1998, 1999 and 2000 of $153.5 million, $175.4 million and $216.5 million, respectively, earnings before interest and taxes (EBIT) for 1998, 1999 and 2000 of $17.7 million, $22.9 million and $30.2 million, respectively, and net income for 1998, 1999 and 2000 of $7.7 million, $11.6 million and $14.4 million, respectively. With respect to 1999 and 2000, these amounts were higher than the amounts indicated in the extrapolated statement of operations made available to the Parent in October 1998 (the preparation of which predated the preparation of the information made available to the Parent in June 1998 and September 1998). With respect to 2001 and 2002, the information included in the extrapolated statement of operations made available to the Parent in October 1998 (the preparation of which predated the preparation of the information made available to the Parent in June 1998 and September 1998) indicated net sales for 2001 and 2002 of $216.5 million and $238.8 million, respectively, EBIT for 2001 and 2002 of $30.2 million and $34.6 million, respectively, and net income for 2001 and 2002 of $14.4 million and $16.8 million, respectively.

     The Company has advised the Parent that the Company does not as a matter of course make public any forecasts or projections as to future performance or earnings, and the information set forth in the preceding paragraph is included in the Offer to Purchase only because Parent had access to such information. The financial information set forth in the preceding paragraph was not prepared with a view to public disclosure or compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts. Neither the Purchaser nor the Parent assumes any responsibility for the validity, reasonableness, accuracy or completeness of the financial information in the preceding paragraph. The Company has made no representation to the Parent or the Purchaser regarding the financial information described in the preceding paragraph. While presented with numerical specificity, this information is subject to significant uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of the Company. There can be no assurance that the results set forth in the preceding paragraph will be realized, and actual results may vary materially and adversely from those shown. The inclusion of this forward-looking information should not be regarded as fact or an indication that the Parent, the Purchaser, the Company or anyone who received this information considered it a reliable predictor of future results, and this information should not be relied on as such."

     The information set forth in Section 13 (Certain Conditions of the Offer) of the Offer to Purchase is hereby amended and restated in its entirety as follows:

     "13.Certain Conditions of the Offer

     Notwithstanding any other provisions of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, to pay for any Shares tendered pursuant to the Offer unless the number of Shares tendered and not withdrawn not later than the date and time of expiration of the Offer, shall equal at least a majority of the Fully Diluted Shares (as defined below). For purposes of the Merger Agreement:
"Fully Diluted Shares" means all outstanding securities entitled generally to vote in the election of directors of the Company after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into such voting securities (other than (i) the exercise of Company Options that are exercisable for Shares that would, following such exercise, be subject to the Stockholders' Agreement and (ii) conversion of the Convertible Notes).

     Furthermore, notwithstanding any other provisions of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares tendered pursuant to the Offer unless all applicable waiting periods under the HSR Act shall have expired or been terminated.

     Furthermore, notwithstanding any other provisions of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to the previous provisions, to pay for any Shares not accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the Expiration Date, any of the following conditions exists:

     (a)  the Purchaser is not entitled to vote its Shares for the Merger; or

     (b) except for matters (i) which are attributable to the announcement or performance of the Merger Agreement and the transactions contemplated thereby or
(ii) which generally affect the economy or the industry in which the Company is engaged, any change shall have occurred in the condition (financial or other), results of operations, stockholders' equity, business, assets, properties, liabilities or capitalization of the Company and its subsidiaries which has resulted in a Material Adverse Effect; or

     (c) there shall have been instituted or pending before any Governmental Entity any action, proceeding, application, claim or counterclaim or any judgement, order or injunction sought or any other action taken by any Governmental Entity or by any person who has made an Acquisition Proposal, which
(i) challenges the acquisition by the Parent or the Purchaser (or any other affiliate of the Parent) of any Shares pursuant to the Offer, the Merger or the Stockholders' Agreement, restrains, prohibits or materially delays the making or consummation of the Offer or the Merger or the transactions contemplated by the Merger Agreement or the Stockholders' Agreement, prohibits the performance of any of the contracts or other arrangements entered into by the Parent or the Purchaser (or any other affiliates of the Parent) in connection with the acquisition of the Company, seeks to obtain any material amount of damages, or otherwise directly or indirectly materially adversely affects the Offer or the Merger or the transactions contemplated by the Merger Agreement or the Stockholders' Agreement, (ii) seeks to prohibit or limit materially the ownership or operation by the Company, the Parent or the Purchaser (or any other affiliate of the Parent) of all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole or of the Parent and its affiliates, or to compel the Company, the Parent or the Purchaser (or any other affiliate of the Parent) to dispose of or to hold separate all or any material portion of the business or assets of the Parent or any of its affiliates or of the Company or any of its subsidiaries as a result of the transactions contemplated by the Merger Agreement, (iii) seeks to impose any material limitation on the ability of the Company, the Parent or the Purchaser (or any other affiliate of the Parent) to conduct the Company's or any subsidiary's business or own such assets, (iv) seeks to impose or confirm any material limitation on the ability of the Parent or the Purchaser (or any other affiliate of the Parent) to acquire or hold, or to exercise full rights of ownership of, any Shares, including the right to vote such Shares on all matters properly presented to the stockholders of the Company, (v) seeks to require divestiture by the Purchaser or any of its affiliates of all or any of the Shares, or (vi) otherwise has resulted in or has a substantial likelihood of resulting in, a Material Adverse Effect; or

     (d) there shall have been entered or issued any preliminary or permanent judgement, order, decree, ruling or injunction or any other action taken by any Governmental Entity, whether on its own initiative or the initiative of any other person, which (i) restrains, prohibits or materially delays the making or consummation of the Offer or the Merger or the transactions contemplated by the Merger Agreement or the Stockholders' Agreement, prohibits the performance of any of the contracts or other arrangements entered into by the Parent or the Purchaser (or any other affiliates of the Parent) in connection with the acquisition of the Company or otherwise directly or indirectly materially adversely effects the Offer or the Merger or the transactions contemplated by the Merger Agreement or the Stockholders' Agreement, (ii) prohibits or limits materially the ownership or operation by the Company, the Parent or the Purchaser (or any other affiliate of the Parent) of all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole or of the Parent and its affiliates, or compels the Company, the Parent or the Purchaser (or any other affiliate of the Parent) to dispose of or to hold separate all or any material portion of the business or assets of the Parent or any of its affiliates or of the Company or any of its subsidiaries as a result of the transactions contemplated by the Merger Agreement, (iii) imposes any material limitation on the ability of the Company, the Parent or the Purchaser (or any other affiliate of the Parent) to conduct the Company's or any subsidiary's business or own such assets, (iv) imposes or confirms any material limitation on the ability of the Parent or the Purchaser (or any other affiliate of the Parent) to acquire or hold, or to exercise full rights of ownership of, any Shares, including the right to vote such Shares on all matters properly presented to the stockholders of the Company, (v) requires divestiture by the Purchaser of any of its affiliates of all or any of the Shares, or (vi) otherwise has resulted in, or has a substantial likelihood of resulting in, a Material Adverse Effect; or

     (e) there shall be any statute, rule or regulation enacted, promulgated, entered, enforced or deemed applicable to the Offer, the Merger, the Merger Agreement or the Stockholders' Agreement, or any other action shall have been taken by any Government Entity, other than the routine application to the Offer, the Merger or the transactions contemplated by the Stockholders' Agreement of waiting periods under the HSR Act that results in, directly or indirectly, any of the consequences referred to in clauses (i) through (vi) of paragraph (c) above; or

     (f) the Company shall have failed to perform any material obligation or to comply with any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement within five days following written notice of such failure by the Parent to the Company; or

     (g) (i) the Board of Directors of the Company or any committee thereof shall have (A) withdrawn or modified in a manner adverse to the Parent or the Purchaser its approval or recommendation of the Offer, the Merger, the Merger Agreement or the Stockholders' Agreement or (B) approved or recommended any Acquisition Proposal, (ii) the Company shall have entered into, or publicly announced its intention to enter into, any agreement with respect to any Acquisition Proposal or (iii) the Board of Directors of the Company or any committee thereof shall have resolved to do any of the foregoing; or

     (h) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall have been breached or not be true and correct in any respect or any such representations and warranties that are not so qualified shall have been breached or not be true and correct in any material respect, in each case at the date of the Merger Agreement (except to the extent that any such representation or warranty refers specifically to another date, in which case such representation or warranty shall be true and correct as of such other date); or

     (i) except as to matters which are attributable to the announcement or performance of the Merger Agreement and the transactions contemplated thereby, any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to having or resulting in a Material Adverse Effect shall have been breached or not be true and correct in any respect or any such representations and warranties that are not so qualified shall have been breached or not be true and correct and the effect of such breach or failure to be true or correct shall be that the matter shall have a Material Adverse Effect, in each case at the scheduled or extended expiration of the Offer (except to the extent that any such representation or warranty refers specifically to another date, in which case such representation or warranty shall be true and correct as of such other date); or

     (j) the Merger Agreement shall have been terminated in accordance with its terms.

     The foregoing conditions are for the sole benefit of the Parent and the Purchaser (and the other affiliates of the Parent) and may be asserted by the Parent and the Purchaser (and the other affiliates of the Parent) regardless of the circumstances giving rise to any such condition and may be waived by the Parent or the Purchaser, in whole or in part, at any time and from time to time, in their sole discretion. The failure by the Parent or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time."

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.


Dated: November 10, 1998          EG&G, INC.


                                  By: /s/ Stephen P. De Falco
                                      ----------------------------------------
                                      Name: Stephen P. De Falco
                                      Title: Vice President of Strategic
                                             Planning and Business Development


                                  LIGHTHOUSE WESTON CORP.


                                  By: /s/ Philip Ayers
                                      ----------------------------------------
                                      Name: Philip Ayers
                                      Title: Secretary

                                INDEX OF EXHIBITS

 Number           Exhibit Name
 ------           ------------

*(a)(1)           Offer to Purchase.

*(a)(2)           Letter of Transmittal.

*(a)(3)           Notice of Guaranteed Delivery.

*(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(5)           Letter to Clients for use by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees.

*(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(7)           Form of Summary Advertisement as published October 27, 1998.

*(a)(8) Text of Joint Press Release dated October 21, 1998, issued by the Company and Parent.

*(a)(9)           Text of Press Release dated October 27, 1998, issued by the
                  Parent.

*(a)(10)          Text of Press Release dated October 30, 1998, issued by the
                  Parent.

*(a)(11)          Text of Press Release dated November 6, 1998, issued by the
                  Parent.

**(b)(1) Termination, Replacement and Restatement Agreement dated as of March 6, 1998, among the Parent, the Lenders listed therein and Chase Manhattan Bank (as successor to Chemical Bank) as
                  Administrative Agent.

***(b)(2)         364-Day Competitive Advance and Revolving Credit agreement dated as of March 21, 1994, among the Parent, the Lenders
                  named therein and Chase Manhattan Bank (as successor to
                  Chemical Bank) as Administrative Agent, as amended.

***(b)(3)         Five-Year Competitive Advance and Revolving Credit Facility
                  dated as of March 21, 1994, among the Parent, the Lenders
                  listed therein and Chase Manhattan Bank (as successor to
                  Chemical Bank) as Administrative Agent, as amended.

*(c)(1) Agreement and Plan of Merger dated as of October 21, 1998, among the Parent, the Purchaser and the Company.

*(c)(2) Stockholders' Agreement dated as of October 21, 1998, among the Parent and certain stockholders of the Company.


 Number           Exhibit Name
 ------           ------------
*(c)(3)           Confidentiality Agreement dated as of June 9, 1998 between the
                  Parent and the Company.

(d)               None.

(e)               Not applicable.

(f)               None.

-------------
*    Previously filed.

** Incorporated by reference to the Parent's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 1-5075).

*** Agreement and Amendments Number 1 and 2, incorporated by reference to the Parent's Annual Report on Form 10-K for the year ended December 31, 1995 (File No. 1-5075); Amendment Number 3, incorporated by reference to the Parent's Annual Report on Form 10-K for the year ended December 26, 1996 (File No. 1-5075).